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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2007

PACIFIC ASIA CHINA ENERGY INC.

(Name of Registrant)

1708 Dolphin Avenue #810, Kelowna, British Columbia, Canada V1Y 9S4

 (Address of Principal Executive Office)

1.  News Release: March 22, 2007

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Asia China Energy Inc. -- SEC File No. 0-52208

(Registrant)

Date: March 28, 2007           By /s/ Devinder Randhawa

                                      Devinder Randhawa, Chairman/CEO/Director

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